                                                                                                        Exhibit 12(a)
                                                                                                        -------------

                                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                        (IN THOUSANDS, EXCEPT RATIOS)

                                           SIX MONTHS
                                         ENDED JUNE 30,                        YEAR ENDED DECEMBER 31,
                                      -------------------      ---------------------------------------------------------
                                        1994        1993        1993         1992      1991          1990        1989
                                        ----        ----        ----         ----      ----          ----        ----
Earnings:

  Net income (loss)                   $ 1,617      $1,561      $ 2,452      $   933    $(5,949)      $21,204     $20,479
  Mortgage and loan interest           12,800       5,587       11,471       11,530      13,065        4,860           0
  Amortization of debt expense             97         211          322          313         168            4           0
  Extraordinary items                       0           0            0            0           0            0           0
                                      -------      ------      -------      -------    --------      -------     -------

       Total earnings                 $14,514      $7,359      $14,245      $12,776     $ 7,284      $26,068     $20,479
                                      =======      ======      =======      =======      ======      =======     =======

Fixed charges:

  Mortgage and loan interest          $12,800      $5,587      $11,471      $11,530     $13,065      $ 4,860 $         0(1)
  Amortization of debt expense             97         211          322          313         168            4           0(1)
                                      -------      ------      -------      -------    --------      -------     -------

       Total fixed charges            $12,897      $5,798      $11,793      $11,843     $13,233      $ 4,864     $     0
                                      =======      ======      =======      =======      ======      =======     =======

Ratio of earnings to fixed charges      1.13X(2)    1.27X        1.21X        1.08X       0.55X(3)     5.36X         N/A
                                      =======      ======      =======      =======      ======      =======     =======

_______________________
(1)      During the year ended December 31, 1989, the Company incurred no fixed charges because the Company had no debt.

(2)      Reflects a provision of $2 million in connection with the settlement of previously reported litigation and a provision of $846,000 for loss on land held for sale, in each case recorded during the quarter ended June 30, 1994.
         Without such provisions, this ratio would have been 1.35X for the six months ended June 30, 1994.

(3)      The Company reported a loss for the fiscal year ended December 31, 1991.  For such period the Company would have needed to generate additional income from continuing operations of approximately $6 million to cover its fixed charges of $13.233 million.
